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FEB 25 2008

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EquityStation, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3010 North Military Trail Suite 300
(No. and Street)

Boca Raton	Florida	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Levin 561-981-1007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Company, LLP
(Name – *if individual, state last, first, middle name*)

1900 North West Corporate Blvd	Boca Raton	Florida	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Alan B. Levin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EquityStation, Inc, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Desiree L. Russell
COMMISSION # DD654500
EXPIRES: MAR. 22, 2011
WWW.AARONNOTARY.com

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

EQUITYSTATION, INC..
(a wholly owned subsidiary of vFinance Investments Holdings, Inc.)

Financial Statements and Supplemental Information

Year ended December 31, 2007

Contents

SHERB & CO., LLP

Certified Public Accountants

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
EquityStation, Inc.

We have audited the accompanying statement of financial condition of EquityStation, Inc. as of December 31, 2007, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EquityStation, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP
Certified Public Accountants

Boca Raton, Florida
February 10, 2007

EQUITYSTATION, INC..
(a wholly owned subsidiary of vFinance Investments Holdings, Inc.)

Statement of Financial Condition
December 31, 2007

ASSETS		
Current Assets		
Cash	$	695,142
Receivables		72,771
Deposits and prepaid expenses		29,578
TOTAL ASSETS	$	797,491
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$	60,035
Accrued liabilities		134,610
		194,645
STOCKHOLDER'S EQUITY		
Common Stock $.01 Par Value 1,000 share authorized, issued & outstanding		10
Additional paid-in capital		1,430,780
Accumulated deficit		(827,944)
		602,846
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$	797,491

See accompanying notes.

EQUITYSTATION, INC..
(a wholly owned subsidiary of vFinance Investments Holdings, Inc.)

Statement of Operations
Year ended December 31, 2007

REVENUE	
Commissions	$ 2,233,053
Other revenue	138,706
Interest and dividends	19,967
Other income	36,452
	2,428,178
EXPENSES	
Employee compensation and benefits	1,355,976
Clearance fees	543,560
General and adminstrative costs	285,263
Occupancy & equipment costs	34,358
Other	1,040
	2,220,197
NET INCOME (Before taxes)	207,981
Provision for income taxes:	
Current expense	80,073
Deferred expense	-
NET INCOME (After tax provision)	$ 127,908

See accompanying notes.

EQUITYSTATION, INC..
(a wholly owned subsidiary of vFinance Investments Holdings, Inc.)

Statement of Changes in Stockholder's Equity
Year ended December 31, 2007

	Common Stock Shares	Common Stock Amount	Additional Paid - in Capital	Accumulated Deficit	Total
Balance, December 31, 2006	1,000	$ 10	$ 1,442,000	$ (955,852)	$ 486,158
Distribution to parent / affiliates			(91,293)		(91,293)
Tax benefit contributed to parent			80,073		80,073
Net income			-	127,908	127,908
Balance, December 31, 2007	1,000	$ 10	$ 1,430,780	$ (827,944)	$ 602,846

See accompanying notes.

EQUITYSTATION, INC..
(a wholly owned subsidiary of vFinance Investments Holdings, Inc.)

Statement of Cash Flows
For the Year ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	127,908
Adjustments to reconcile net income to net cash		
Provided by operating activities:		
Non cash income tax expense		80,073
Increase (Decrease) In:		
Deposits and prepaids		6,467
Receivable from clearing organizations		(42,931)
Receivable from employees		(4,283)
Accounts payable		29,982
Accounts receivable		(2,725)
Accrued liabilities		14,571
Net cash provided by operating activities		209,062
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital returned to parent and related entity		(91,293)
Net cash used in financing activities		(91,293)
Net increase in cash		117,769
Cash at beginning of year		577,373
Cash at end of year	$	695,142
Cash paid for:		
Income taxes	$	-
Interest	$	-

See accompanying notes

EQUITYSTATION, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

EquityStation, Inc. ("the Company") (a wholly owned subsidiary of vFinance Investments Holdings, Inc.) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Florida Corporation incorporated July 22, 1999.

EquityStation offers institutional traders, hedge funds, and professional traders a suite of services designed to advance their trading through cutting-edge trading technologies and routing software, hedge fund incubation, capital introduction and custodial services.

In connection with its activities as a broker-dealer, the Company does not hold customer funds or securities, and promptly transmits all customer funds received to its clearing firm. The company uses Penson Financial Services, Inc for its primary clearing firm and has a Tri-party Clearing Agreement through its affiliate, vFinance Investments, Inc. to clear some of its fully disclosed customer transactions through National Financial Services, LLC. Although the Company's clearing firm maintains all of the accounts of such customers and preserves all required and customary records, the Company remains contingently liable for losses incurred on these accounts.

On November 2, 2004, vFinance Investments Holdings, Inc. (wholly-owned subsidiary of vFinance, Inc.), completed its acquisition of the issued and outstanding equity securities of EquityStation, all of which were owned by Level2, a subsidiary of Global Partners Securities, Inc. This transaction had been approved by the FINRA (Formerly the NASD).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Actual results may differ from those estimates, and such differences may be material to the financial statements.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturation of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company accounts for income taxes under the liability method in accordance with Statement of Financial Accounting Standards No. 109, "*Accounting for Income Taxes.*" Under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising

Costs of advertising are expensed as incurred and amounted to $0 for the year ended December 31, 2007.

NOTE 2: INCOME TAXES

Although the Company's results will be included in the consolidated income tax return of its parent company, an income tax provision has been calculated as if the Company is filing a stand-alone income tax return.

At December 31, 2007, the Company's tax provision is as follows:

Current Expense (Benefit)	$	80,073
Deferred Expense (Benefit)		-
Total Expense (Benefit)	$	80,073

The Company's net operating loss carry forwards may be limited due to changes in ownership in accordance with IRC Section 382.

The deferred tax asset resulting from the net operating loss carryforwards has been reduced to $0 at December 31, 2007 due to the establishment of a full valuation allowance.

EQUITYSTATION, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 2: INCOME TAXES
(Continued)

A reconciliation of the Company's income tax expense applying the Federal statutory tax rate to its effective tax rate is as follows:

Federal statutory Income tax rate	35.0%
Add:	
State statutory Income tax rate, Net of federal tax Benefit	3.5%
Effective Tax Rate	38.5%

Due to the Company's inclusion in the filing of a consolidated tax return with its parent and other affiliated members, and the utilization of consolidated net operating losses to offset the Company's taxable income, the Company credited Paid in Capital with a tax benefit contributed by the parent.

NOTE 3: RELATED PARTY TRANSACTIONS

The Company entered into a management agreement with its parent, vFinance Investments Holdings, Inc., whereby the Company agrees to make monthly payments in the amount of $11,000 to the parent. In return, vFinance Investments Holdings will provide the Company with certain consideration including: office space, office personnel and other such services.

NOTE 4: OFF-BALANCE-SHEET RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing brokers. The clearing broker dealer is responsible for collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and proper executions of customer transactions by the clearing broker/dealer.

EQUITYSTATION, INC..
(a wholly owned subsidiary of vFinance Investments Holdings, Inc.)

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007

NET CAPITAL		
Total shareholders equity from the Statement of Financial Condition	$	602,846
Deductions:		
Non-allowable assets		
Accounts receivable		24,386
Employee receivable		5,456
Other assets		29,578
Total non-allowable assets		59,420
Net Capital	$	543,426
AGGREGATE INDEBTEDNESS		
Accounts payable		60,036
Accrued expenses		134,610
Aggregate Indebtedness	$	194,646
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum required net capital	$	100,000
Excess net capital	$	443,426
Excess net capital at 1000%	$	523,961
Percentage of aggregate indebtedness to net capital		35.8%
Reconciliation		
Net capital, per unaudited December 31, 2007 FOCUS report, as filed	$	543,426
Net adjustments		-
Net capital, per December 31, 2007 audited report, as filed	$	543,426

EQUITYSTATION, INC..

(a wholly owned subsidiary of vFinance Investments Holdings, Inc.)

Statement Regarding SEC Rule 15c3-3

December 31, 2007

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(A) and (k)(2)(B) of the Rule. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

SHERB & CO., LLP

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To The Shareholder
EquityStation, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of EquityStation, Inc. for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 (CONTINUED)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Shah & Co., LLP
Certified Public Accountants

Boca Raton, Florida
February 10, 2007

END